WOODSIDE

RECEIVED

2007 JAN -3 A 6:46

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

12 December 2006

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

07020134

Dear Sir/Madam,

WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Release which has recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- North West Shelf Venture and Tokyo Gas sign LNG Heads of Agreemement

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

PROCESSED
JAN 09 2007 E
THOMSON
FINANCIAL

Dlw 1/8

WOODSIDE PETROLEUM LTD.
ABN - 55 004 898 962
Woodside Plaza, 240 St Georges Terrace, Perth, Western Australia, 6000
GPO Box D188, Perth, Western Australia, 6840
Telephone: (08) 9348 4000 Facsimile: (08) 9325 8178

ASX ANNOUNCEMENT
(ASX: WPL)

TUESDAY, 12 DECEMBER 2006
7:30AM (AWDT)

WOODSIDE

MEDIA
PETER KERMODE
W: + 61 8 9348 4135
M: + 61 411 209 459
E: peter.kermode@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

NORTH WEST SHELF VENTURE AND TOKYO GAS SIGN LNG HEADS OF AGREEMENT

The North West Shelf (NWS) participants and Tokyo Gas Co., Ltd. of Japan have signed a heads of agreement for the ongoing supply of liquefied natural gas from Australia's largest resources project.

In a deal commencing in April 2009, the North West Shelf participants will supply around 0.53 million tonnes a year of additional LNG for eight years to Tokyo Gas on a delivered Japan basis.

Tokyo Gas is Japan's largest gas utility company its second largest consumer of LNG. Tokyo Gas services the Tokyo region that has a population of approximately 44 million people and accounts for about 39 per cent of Japan's GDP.

Tokyo Gas is a long standing customer of the North West Shelf having signed an original contract in 1985 that ends in March 2009. In addition, the NWS participants and Tokyo Gas have an existing contract which started in 2003.

The six equal participants in the NWS Venture are: Woodside Energy Ltd. (16.67% and operator); BHP Billiton Petroleum (North West Shelf) Pty Ltd (16.67%); BP Developments Australia Pty Ltd (16.67%); Chevron Australia Pty Ltd (16.67%); Japan Australia LNG (MIMI) Pty Ltd (16.67%); and Shell Development (Australia) Proprietary Limited (16.67%).

CNOOC NWS Private Limited is also a member of the North West Shelf Venture but is not a party to this agreement.